

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATE FINANCE

Mail Stop 4631

October 27, 2015

Via e-mail
John P. Babel, Esq.
Executive Vice President, General Counsel and Secretary
CalAtlantic Group, Inc.
15360 Barranca Parkway
Irvine, California 92618

> **Re:** **CalAtlantic Group, Inc.**
> **Post-Effective Amendment No. 3 on Form S-3 to Form S-4**
> **Filed October 23, 2015**
> **File No. 333-205452**

Dear Mr. Babel:

We have reviewed your post-effective amendment and have the following comment.

Exhibit 5.2

1. Please have counsel revise the legal opinion to address whether or not the Rights are binding obligations. Please refer to Sections II.B.1.f and II.B.1.g of Staff Legal Bulletin 19.

Please contact Leland Benton at (202)551-3791 or me at (202)551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and
Construction

CC: Jeff Beck (*via e-mail*)
Snell & Wilmer L.L.P.